UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As previously disclosed in the Report on Form 6-K, on December 7, 2023, Bit Origin Ltd (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Buyer”) relating to the issuance and sale of a senior secured convertible note (the “Note”) in the principal amount of $6,740,000 and warrants to purchase ordinary shares of the Company (the “Warrants” and such ordinary shares underlying the Warrants, the “Warrant Shares”). On December 29, 2023, the Company completed its sale to the Buyer of the Note and Warrants to purchase 1,070,719 Warrant Shares pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Note and Warrants were $6,127,334, prior to deducting transaction fees and estimated expenses.

The Company also entered into a registration rights agreement (the “Registration Rights Agreement”), dated December 29, 2023, with the Buyer, and a security and pledge agreement (the “Security and Pledge Agreement”). dated December 29, 2023, with the Buyer and certain of the Company’s subsidiaries (the “Guarantor Subsidiaries”). The Guarantor Subsidiaries also entered into a guranty (the “Guaranty”) dated December 29, 2023, with the Buyer. The Note, the Warrants, the Registration Rights Agreement, the Security and Pledge Agreement and the Guaranty are in substantially the form filed as Exhibit 4.1, 4.2, 10.2, 10.3 and 10.4 to the Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 12, 2023.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Company (Registration Numbers 333-275602).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2024	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board